SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement Under Section 14(d)(4) of the

Securities Exchange Act of 1934

SONIC SOLUTIONS

(Name of Subject Company)

SONIC SOLUTIONS

(Name of Person(s) Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

835460106

(CUSIP Number of Class of Securities)

David C. Habiger

President and Chief Executive Officer

Sonic Solutions

7250 Redwood Blvd., Suite 300

Novato, California 94945

(415) 893-8000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

James R. Tanenbaum, Esq. Nilene R. Evans, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000	Paul F. Norris Executive Vice President, Chief Financial Officer and General Counsel Sonic Solutions 7250 Redwood Blvd., Suite 300 Novato, California 94945 (415) 893-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Sonic Solutions, a California corporation (“Sonic”), relating to the exchange offer by Sparta Acquisition Sub, Inc., a California corporation (“Purchaser”) and a wholly owned subsidiary of Rovi Corporation, a Delaware corporation (“Rovi”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Rovi with the Securities and Exchange Commission (the “SEC”) on January 14, 2011, and pursuant to which Purchaser is offering to exchange (the “Offer”) all outstanding shares of Common Stock (the “Shares”) for consideration per Share consisting of either $14.00 in cash (the “Per Share Cash Election Consideration”) or 0.2489 shares of Rovi common stock, par value $0.001 per share (the “Rovi Stock”) (the “Per Share Stock Election Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 14, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal included in the Schedule TO. Sonic shareholders may elect to receive the Per Share Cash Election Consideration for some Shares and the Per Share Stock Election Consideration for others. The Offer provides that such elections shall be prorated in order to result in the aggregate consideration paid in the Offer consisting of 55% cash and 45% Rovi Stock (with Rovi Stock valued at the average closing price over the 20 trading days immediately preceding the date of the Merger Agreement (as defined below) for purposes of such allocation). The Offer to Purchase and the Letter of Transmittal filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

Item 2.	Identity and Background of Filing Person.

Item 2, Identity and Background of the Filing Person, is amended as follows:

Add the following paragraph as a new second paragraph under “Top-Up Option” on page 3:

“Rovi and Purchaser have advised Sonic that they do not intend to exercise the Top-Up Option unless such exercise would result in Rovi and Purchaser owning in the aggregate one Share more than 90% of the outstanding Shares immediately after the exercise of the Top-Up Option. As of January 25, 2011, there are 100 million shares of Sonic Common Stock authorized, 49,677,817 shares of Sonic Common Stock outstanding and an aggregate of 15,957,873 shares reserved for issuance pursuant to outstanding Sonic Options, Sonic RSUs and warrants to acquire Sonic Common Stock and otherwise reserved for issuance under Sonic’s equity compensation plans. As of January 25, 2011, holders of approximately 83.1% of Sonic Common Stock would have to tender their shares in order for the exercise of the Top-Up Option by Rovi and Purchaser to result in their holding one Share more than 90% of the outstanding Shares immediately after the exercise of the Top-Up Option. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting shareholders’ shares pursuant to Chapter 13 of the California Corporation Code in any proceedings with respect to demands for appraisal under California law, none of Sonic, Rovi or Purchaser will take into account the Top-Up Option, the Top-Up Option Shares or any promissory note issued to pay any portion of the purchase price for such Top-Up Option Shares.”

Item 4.	The Solicitation or Recommendation.

Item 4, The Solicitation or Recommendation, is amended as follows:

Add after the second sentence of the fourth full paragraph on page 18:

“The sixteen prospective buyers were each strategic buyers and were selected taking into consideration the possible strategic rationale and financial capability of each prospective buyer to consummate a potential acquisition of Sonic.”

Add after “indicative proposal” in the sixth line of the fourth full paragraph on page 18:

“, consisting of a preliminary, non-binding indication of interest including an indicative per share price range”

Add to the fourth bullet point on page 24, before “(the ‘Sonic Forecasts’)”:

“for the combined Sonic and DivX businesses incorporating the forecasted realization throughout the projection period of the potential cost savings or synergies resulting from the Sonic and DivX combination”

Replace the table following the third paragraph of “Selected Public Company Analysis” on page 27 with the following:

	Enterprise Value/						Equity Value/
	Revenue			Adj. EBITDA			Adj. Net Income
	2010	2011	2012	2010	2011	2012	2010	2011	2012
Digimarc Corporation	5.66x	4.71x	NA	NA	NA	NA	39.7x	32.5x	NA
Dolby Laboratories Inc.	7.10x	6.57x	6.05x	13.9x	12.0x	10.7x	26.5x	22.9x	20.5x
DTS Inc.	9.05x	7.51x	6.09x	26.3x	19.6x	14.7x	62.5x	43.5x	30.3x
Limelight Networks, Inc.	3.03x	2.64x	2.36x	23.9x	19.8x	16.7x	NMF	NMF	NMF
Monotype Imaging Holdings Inc.	4.05x	3.66x	3.31x	9.1x	8.7x	7.4x	21.8x	19.9x	15.9x
Netflix, Inc.	4.49x	3.35x	2.69x	25.5x	20.3x	16.5x	66.0x	48.2x	34.4x
RealD Inc.	6.37x	4.65x	3.51x	NA	15.3x	10.5x	NMF	51.0x	32.3x
SRS Labs Inc.	3.27x	2.62x	2.18x	20.5x	9.8x	6.3x	28.1x	14.4x	8.7x

Min	3.03x	2.62x	2.18x	9.1x	8.7x	6.3x	21.8x	14.4x	8.7x
Median	5.07x	4.15x	3.31x	22.2x	15.3x	10.7x	33.9x	32.5x	25.4x
Max	9.05x	7.51x	6.09x	26.3x	20.3x	16.7x	66.0x	51.0x	34.4x

Sonic Implied Transaction Multiples	3.77x	3.14x	2.15x	44.5x	26.4x	17.3x	NA	51.5x	32.4x
Rovi Trading Multiple	11.68x	10.68x	9.32x	23.7x	20.9x	17.2x	29.4x	25.3x	20.3x

Add after the first sentence of “Selected M&A Transactions Analysis” on page 27:

“William Blair determined using its professional judgment that these selected transactions were the most appropriate for purposes of this analysis and, while there may be other transactions involving companies that operate in similar industries to Sonic or have similar principal lines of business or financial or operating characteristics to Sonic, William Blair did not specifically identify any other transactions for this purpose. William Blair determined that the time period used for purposes of selecting these transactions provided a reasonable set of representative transactions for purposes of this analysis.”

Replace the table following the second paragraph of “Selected M&A Transactions Analysis on page 28 with the following:

Enterprise Value / LTM
Date Announced	Target	Buyer	Revenue	Adj. EBITDA
6/2/2010	DivX, Inc.	Sonic Solutions	2.53x	23.2x
5/17/2010	Global IP Solutions	Google Inc.	4.87x	NMF
5/6/2010	Omneon, Inc.	Harmonic Inc.	2.76x	31.8x
9/30/2009	Tandberg ASA	Cisco Systems, Inc.	3.32x	11.9x
9/1/2009	eventIS Group B.V.	SeaChange International Inc.	2.81x	NA
8/5/2009	OpenTV Corp.	Kudelski SA	1.10x	7.8x
8/4/2009	On2 Technologies Inc.	Google, Inc.	6.98x	NMF
6/27/2008	NDS Group Ltd.	Premira Advisers Ltd.	2.70x	10.7x
12/6/2007	Gemstar-TV Guide International Inc.	Rovi Corporation	3.23x	18.4x
11/8/2007	Coding Technologies AB	Dolby Laboratories Inc.	12.69x	35.7x
10/1/2007	NAVTEQ Corporation	Nokia Inc.	8.32x	25.7x
5/14/2007	VoiceSignal Technologies, Inc.	Nuance Communications, Inc.	9.67x	24.5x

		Min	1.10x	7.8x
		Median	3.27x	23.2x
		Max	12.69x	35.7x

12/22/2010	Sonic Solutions	Rovi Corporation	3.78x	38.3x

Add after the second sentence of the “Discounted Cash Flow Analysis” paragraph on page 28:

“For purposes of this analysis, free cash flows were determined as operating income net of tax plus depreciation, amortization and other non-cash charges, less capital expenditures, less the change in net working capital. All cash on Sonic’s balance sheet was excluded from the calculation of net working capital and added to the present value of free cash flows to determine equity value for purposes of the discounted cash flow analysis.”

Add after the third sentence of the “Discounted Cash Flow Analysis” section on page 28:

“William Blair selected the 2015 projected EBITDA exit multiples based on its professional judgment in light of the financial profile of the Sonic business in the 2015 terminal year based on management’s projections.”

Add after the last sentence of the first full paragraph on page 30:

“From time to time, Rovi has purchased its shares in open market transactions through William Blair. No such trades have been made through William Blair since June 2010.”

Item 6.	Interest in Securities of the Subject Company.

Item 6, Interest in Securities of the Subject Company, is amended to add the following information:

“Other than as set forth below or in the original Schedule 14D-9 filed on January 14, 2011, no transactions in the Shares have been effected during the past 60 days (ending January 26, 2011) by Sonic or, to Sonic’s knowledge, by any of Sonic’s directors, executive officers, affiliates or subsidiaries, except for the following transactions, which consisted of exercises of Sonic Options and/or sales pursuant to pre-existing plans that meets the requirements of Rule 10b5-1(c) under the Exchange Act:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price/share
Robert J. Doris	1/14/2011	Common Stock Disposition	137,000	15.33	[1]
	1/26/2011	Common Stock Disposition	138,000	14.66	[2]
Matthew S. DiMaria	1/14/2011	Sonic Option Exercise	3,500	4.82
	1/14/2011	Common Stock Disposition	3,500	15.19	[3]
Mary C. Sauer	1/14/2011	Common Stock Disposition	137,000	15.33	[4]
	1/26/2011	Common Stock Disposition	138,000	14.66	[5]
Peter J. Marguglio	1/18/2011	Common Stock Disposition	8,000	15.22

[1]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $15.19 to $15.46.

[2]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.59 to $14.77.

[3]	Average multiple open market transactions during the day. Purchase prices for the shares ranged from $15.16 to $15.21.

[4]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $15.19 to $15.46.”

[5]	Average price of multiple open market transactions during the day. Purchase prices for individual transactions ranged from $14.59 to $14.77.

Item 8.	Additional Information.

Item 8, Additional Information, is amended as follows:

“Prospective Financial Information”, beginning on page 35 is amended and restated in its entirety as follows:

Prospective Financial Information. Sonic made available to Rovi certain non-public business and financial information about Sonic as a stand-alone company, including financial forecasts for the fiscal years ending March 31, 2011 and March 31, 2012. Sonic also made available to William Blair (but not Rovi) financial forecasts for the calendar years ending 2011 through 2015. The financial forecasts were prepared and delivered in November 2010 in the case of the information made available to Rovi and in December 2010 in the case of the information made available to William Blair, and were based on numerous assumptions made at that time by Sonic’s management, including (i) Sonic’s expectations regarding the number of consumer electronics manufacturers shipping Sonic-powered premium content stores, the number of United States and foreign retail partners offering Sonic-powered premium content stores, consumer “attach rates” reflecting registration to use such stores, and registered customer purchasing behavior, (ii) Sonic’s expectations regarding the number of consumer electronics manufacturers and other original equipment manufacturers shipping DivX licensed technology, (iii) Sonic’s expected growth in Roxio personal content software based on its offering of additional products and expectations regarding its OEM relationships, and (iv) expected operating expenses, including headcount increases necessary to support ongoing product development and sales and marketing. The forecasts are inherently uncertain, particularly in areas, such as the RoxioNow premium content initiatives, where underlying business models are still subject to evolution and Sonic’s operational experience has been limited. In addition, the information with respect to DivX should be reviewed in light of the fact that the DivX Merger had occurred approximately one month before preparation of the financial forecasts, and Sonic was still in the process of integrating the operations of DivX into those of Sonic.

The summary of such information is included solely to give Sonic shareholders access to the information that was made available to Rovi and William Blair and is not included in this Schedule in order to influence any Sonic shareholder to make any investment decision with respect to the Offer or the Mergers, including whether to tender Shares in the Offer or whether or not to seek appraisal rights with respect to the Shares. The prospective financial information was not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”) and none of the numbers presented should be assumed to be GAAP numbers. In particular, the forecasts do not take into account the impact of non cash charges that will be required by GAAP in future periods including: (1) the amortization of intangible assets capitalized as a result of the DivX Merger and other acquisitions by Sonic; (2) stock option compensation expense; (3) elimination of certain revenue associated with DivX fixed contracts; and (4) contra revenue associated with outstanding warrants. The forecasts also do not take into account the impact of future one time cash charges for acquisition and restructuring related expenses including any termination costs associated with the DivX Merger, the contemplated Rovi transaction or any other potential acquisitions. Neither Sonic’s independent registered public accounting firm, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

In addition to the assumptions described above, the prospective financial information reflects numerous estimates and assumptions made by Sonic with respect to industry performance, general business, economic, regulatory, market and financial conditions actions by current or future competitors, and other future events, as well as matters specific to Sonic’s business, all of which are difficult to predict and many of which are beyond Sonic’s control. The prospective financial information reflects subjective judgment in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, the prospective financial information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, Sonic’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in Sonic’s reports filed with the SEC. There can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than forecast. The prospective financial information covers multiple years and such information by its nature becomes less reliable with each successive year. In addition, the prospective information will be affected by Sonic’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the prospective information was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Sonic’s control. The prospective information also reflects assumptions as to certain business decisions that are subject to change. Such prospective information cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Sonic, Rovi, Purchaser, any of their respective financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Rovi, Purchaser or any of their affiliates or any of the financial advisors to Sonic, Rovi or Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the prospective information described below. None of Sonic, Rovi, Purchaser or any of their financial advisors or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such prospective information if they are or become inaccurate (even in the short term).

The prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause customers of Sonic to delay or cancel purchases of Sonic’s products and services pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of Sonic’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of Sonic to achieve the results reflected in such prospective financial information. Further, the prospective financial information does not take into account the effect of any failure of the Offer to occur and should not be viewed as accurate or continuing in that context.

The inclusion of the prospective financial information herein should not be deemed an admission or representation by Sonic, Rovi or Purchaser that they are viewed by Sonic, Rovi or Purchaser as material information about Sonic. The prospective information should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Sonic contained in Sonic’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Sonic’s prospective information, shareholders are cautioned not to place undue, if any, reliance on the prospective information included in this Schedule.

Financial Information Provided to Rovi (in thousands)

	FY 2011 Actual Budget	FY 2012 Forecast
Total Revenue	$149,243	$248,892
Cost of Goods Sold	39,103	70,836
Gross Profit	110,140	178,056
Total Operating Expenses	112,075	148,277
Operating Income/(Loss)	(1,935)	29,779
Net Income	(1,941)	16,600
Adjusted EBITDA	8,858	36,824

Adjusted EBITDA Reconciliation
Operating Income	$(1,935)	$29,779
Depreciation	2,293	2,527
Amortization	529	563
Other Non-cash Charges:
Share-based Compensation	3,359	3,208
Warrant Expense	1,616	747
Restructuring Charges	2,996	—

Total Other Non-cash Charges	7,971	3,955

Adjusted EBITDA	$8,858	$36,824

Financial Information Provided to William Blair (in thousands)

	CY 2011P	CY 2012P	CY 2013P	CY 2014P	CY 2015P
Total Revenue	$227,541	$332,149	$456,460	$600,327	$712,111
Cost of Goods Sold	59,012	144,466	240,825	355,167	449,124
Gross Profit	168,529	187,683	215,635	245,160	262,987
Total Operating Expenses	148,706	153,272	167,465	180,528	188,851
Operating Income	19,822	34,411	48,170	64,632	74,136
Net Income	10,539	20,623	28,902	38,779	44,481
Adjusted EBITDA	27,110	41,320	54,632	71,710	81,484

Adjusted EBITDA Reconciliation
Operating Income	$19,822	$34,411	$48,170	$64,632	$74,136
Depreciation & Amortization	3,327	2,951	2,282	2,701	2,848
Other Non-cash Charges	3,961	3,958	4,180	4,377	4,500
Adjusted EBITDA	$27,110	$41,320	$54,632	$71,710	$81,484

Add the following as a new second paragraph under the section entitled “Litigation” on page 37:

On January 14 and 18, 2011, two substantially similar putative class action lawsuits were filed in the same court against the same defendants, entitled Mark Chropufka v. Sonic Solutions, et al. and Diana Willis v. Sonic Solutions, et al., respectively. On January 21, 2011, plaintiff Mark Chropufka filed an amended class action complaint, which all plaintiffs then designated as the operative complaint, and which adds allegations of omissions in the Schedule 14D-9 Recommendation Statement filed by Sonic on January 14, 2011. On January 27, 2011, these parties submitted a stipulation and proposed order consolidating all lawsuits filed in connection with the proposed Merger (the “Consolidated Action”), which order was signed by the Court on January 28, 2011. On January 25, 2011, another substantially similar putative class action lawsuit was filed in the same court against the same defendants, entitled Joann Thompson v. Sonic Solutions, et al. On January 28, 2011, the parties to the Consolidated Action also reached an agreement in principle to settle. The proposed settlement, which is subject to court approval following notice to the class and a hearing, disposes of all causes of action asserted in the Consolidated Action and in Thompson v. Sonic Solutions, et. al. on behalf of all class members who do not elect to opt out of the settlement. Class members who elect to opt out, if any, may continue to pursue causes of action against the defendants.

Add the following as a new fourth paragraph under “Antitrust” on page 38:

“On January 21, 2011, the Federal Trade Commission and the Department of Justice granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act relating to the proposed transaction. The Offer and subsequent merger remain subject to other closing conditions.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2011

SONIC SOLUTIONS

By:	/s/ Paul F. Norris
Paul F. Norris Executive Vice President, Chief Financial Officer and General Counsel